Turlington and Company, L.L.P.
Certified Public Accountants

We hereby consent to the incorporation, by reference, of our report dated January 31, 2004, which appears on page 40 of the annual report to stockholders for the year ended December 31, 2003, in this annual report and Form 10-K for LSB Bancshares, Inc. and subsidiaries for the year ended December 31, 2003.

The audit referred to in the above mentioned report also included the related consolidated financial statements for the two years ended December 31, 2003 listed in the accompanying index. In our opinion, such financial schedules present fairly the information required to be set forth therein.

January 31, 2004

509 East Center Street • Post Office Box 1697 • Lexington, NC 27293-1697
Office: 336-249-6856 — Facsimile: 336-248-8697
www.turlingtonandcompany.com